# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunrun Inc., CIK 0001469367
CUSIP: 86771W105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 600 California Street, Suite 1800, San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950142-25-001106
Filed by CIK 0002064317

## Reporting persons
- Trailblazer II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,043,650; shared voting power 0; sole dispositive power 1,043,650; shared dispositive power 0; aggregate amount beneficially owned 1,043,650 (0.5% of the class)
- Scott L. Shleifer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,043,650; shared voting power 0; sole dispositive power 1,043,650; shared dispositive power 0; aggregate amount beneficially owned 1,043,650 (0.5% of the class)

## Item 1. Issuer
Name of issuer: Sunrun Inc.
Address of issuer's principal executive offices: 600 California Street, Suite 1800, San Francisco, CA 94108

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following Reporting Persons:

(i) Trailblazer II LLC; and
(ii) Scott L. Shleifer.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is c/o Vinitas Partners, 1100 Peachtree St, NE, Suite 250, Atlanta, GA 30309.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row (9) of the Reporting Person's cover page. Percentage ownership is based on 230,732,572 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuer's 10-Q for the period ended June 30, 2025.
Percent of class: See Row (11) of each Reporting Person's cover page.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Trailblazer II LLC: /s/ Jonathan Cramer, Jonathan Cramer, Manager (08/12/2025)
- Scott L. Shleifer: /s/ Scott L. Shleifer, Scott L. Shleifer (08/12/2025)